

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

November 15, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Richard L. Songer
President
Sew Cal Logo, Inc.
207 W. 138th Street
Los Angeles, California 90061

      Re: Sew Cal Logo, Inc.
              Form 10-KSB/A for the fiscal year ended August 31, 2006
              Filed December 19, 2006
              Form 10-QSB for the quarter ended February 28, 2007
              Filed April 16, 2007
              Form 10-QSB for the quarter ended May 31, 2007
              Filed July 20, 2007
              File No. 333-113223

Dear Mr. Songer:

      We have reviewed your response to our prior letter dated September 12, 2007, on the above referenced filings and have the following additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please file, on Edgar, the financial statements and notes that were inadvertently left out of the correspondence received from you on November 2, 2007.

Form 10-KSB/A August 31, 2006

Item 6. Management's Discussion and Analysis

Results of Operations, page 9

2. We note your response to prior comment 1 of our letter dated September 12, 2007, specifically, your inclusion of 2004 results. Regulation S-B Item 303 only requires small business issuers to discuss the results of the previous two fiscal years. Please provide a robust discussion of your results of operations for the last two fiscal years. The discussion should address key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of the small business issuer. If material, discuss known trends, demands, commitments and events that affect your operations and liquidity. Specifically, and as requested in comment 3 of our letter dated May 23, 2007 and comment 1 of our letter dated September 12, 2007, provide a qualitative and quantitative discussion of the 76% increase in total expenses from 2005 to 2006. To expedite our review please provide us with a marked copy of your revised Management's Discussion and Analysis including this comment and prior comments 1 through 5 of our letter dated May 23, 2007.

Item 8A. Disclosure Controls and Procedures, page 12

3. We note your response to prior comment 7 of our letter dated September 12, 2007. In light of your revisions and your intentions to file an Item 4.02 Form 8-K, please explain whether you have re-evaluated your original conclusions surrounding the effectiveness of your disclosure controls and procedures. We would expect revised disclosure explaining why you continue to believe, if so, that the disclosure controls and procedures were effective after considering the fact that the financial statements were required to be restated. See the speech by the staff at the Thirty-Second AICPA National Conference on Current SEC and PCAOB Developments at our website, http://www.sec.gov/news/speech/spch120604lmd-slh.htm.

Item 7. Financials Statements, page F-1

4. Please label your Statements of Operations for fiscal year ended August 31, 2005, as restated. As noted in your response to prior comments 2 and 3 of our letter dated September 12, 2007, the 2005 financial statements were corrected to report depreciation and a beneficial conversion feature appropriately.

5. We note your response to prior comment 8 of our letter dated September 12, 2007, and the effect of the restatements on the financial statements summarized in Note 11.   We do not note however disclosure of the effect of the correction on

each per share amount and the nature of the other errors corrected with respect to depreciation as previously requested. Please revise to provide the disclosures required by SFAS no. 154, paragraph 26.

Note 5. Commitments and Contingencies

Callable Convertible Debentures, page F-11

6. We note your response to prior comment 3 of our letter dated September 12, 2007, and comment 12 of our letter dated May 23, 2007. We reissue comment 3 of our letter dated September 12, 2007, and ask that you please explain, using current GAAP guidance, why you have recorded warrant expense for the full value of the warrants. Reference is made to APB 14, EITF 98-5 and EITF 00-27.

7. Please expand your disclosure to clarify, if so, that the debentures are convertible at any time from the date of issuance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief